Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 28, 2014
Relating to Prospectus dated May 7, 2014
Registration Statement No. 333-195346

SPHERIX INCORPORATED

This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated May 7, 2014 (the “Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-195346) relating to these securities. The Registration Statement and the Prospectus included therein can be accessed through the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-195346&owner=include&count=40. The following information supplements and updates the information contained in the Prospectus with respect to the offering of these securities and certain other matters.

Issuer:	Spherix Incorporated (NASDAQ: SPEX)

Securities Offered:	10,000,000 Series J Convertible Preferred Stock

Conversion
Each holder of Series J Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series J Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to one (1) share of the Corporation’s Common Stock for each one (1) share of Series J Preferred Stock surrendered, subject to the limitations set forth in the Description of Series J Preferred Stock.

Max Conversion Blocker
At no time may all or a portion of shares of Series J Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning more than 9.99% of all of the Common Stock outstanding at such time. By written notice to the Corporation, a holder of Series J Preferred Stock may from time to time decrease the 9.99% Beneficial Ownership Limitation to any other percentage specified in such notice. Notwithstanding the foregoing, certain investors elected to have their beneficial ownership limitation be 4.99%.

Maximum Number of Securities Offered:	10,000,000

Price per Share:	$2.00

Estimated Net Proceeds:	$18.3 million, following payment by us of the placement agent fee and other offering expenses payable by us.

Dilution:
Dilution per share to investors participating in this offering will equal $1.94 based on our net tangible book value (deficit) as of March 31, 2014 after giving effect to the sale of 10,000,00 securities in this offering at a public offering price of $2.00 per preferred share, and after deducting placement agents’ fees and estimated offering expenses payable by us. The calculation of dilution per share to investors participating in this offering assumes:

•        no exercise of outstanding options to purchase our common stock or outstanding warrants to purchase shares of our common stock;

•        no issuances of our common stock upon the vesting of outstanding restricted stock units; and

•        no exercise of outstanding warrants.

Lock-Up Provisions:
We, along with our executive officers, directors and certain of our security holders, have agreed to certain lock-up provisions with regard to future sales of our common stock and other securities convertible into or exercisable or exchangeable for common stock for a period of sixty (60) days after the offering as set forth in the placement agent agreement with Laidlaw and Company (UK) Ltd., who is acting as the placement agent in connection with the offering.

Use of Proceeds	Net proceeds will be used to meet our working capital needs and general corporate purposes, including any payments that may be required under our Series I Preferred Stock held by Rockstar Consortium.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer and the placement agent participating in the offering will arrange to send you the prospectus, without charge, if you request it by directing a request to: Laidlaw & Company (UK) Ltd. 546 Fifth Avenue, 5th Floor, New York, NY 10036, or from the above-mentioned SEC website.